UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026.

Commission File Number: 001-39038

EQUINOX GOLD CORP.
(Translation of registrant’s name into English)

700 West Pender Street, Suite 1501, Vancouver, British Columbia, V6C 1G8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

EXHIBIT INDEX

Exhibit Number	Description
99.1	Technical Report Valentine Gold Mine
99.2	Technical Report Greenstone Gold Mine

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOX GOLD CORP.
(Registrant)

Date: March 30, 2026	By:	/s/ Jacqlin Anthony
Name: Jacqlin Anthony
Title: General Counsel